SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hansen Medical, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

411307101

(CUSIP Number)

Auris Surgical Robotics, Inc.

125 Shoreway Road, Suite D

San Carlos, California 94070

(650) 610-0750

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.  ☐

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 411307101	Page 2 of 14

1	NAME OF REPORTING PERSON Auris Surgical Robotics, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,416,253 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,416,253 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,416,253 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Does not include shares of Hansen common stock which may be acquired upon the exercise of options and warrants or settlement of restricted stock units, as applicable, held by the persons who have entered into the Voting Agreements with the reporting persons as described herein.
(2)	Calculated based on 18,989,280 shares of Hansen common stock outstanding as of April 18, 2016, as provided by Hansen.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Auris Surgical Robotics, Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 411307101	Page 3 of 14

1	NAME OF REPORTING PERSON Pineco Acquisition Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,416,253 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,416,253 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,416,253 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Does not include shares of Hansen common stock which may be acquired upon the exercise of options and warrants or settlement of restricted stock units, as applicable, held by the persons who have entered into the Voting Agreements with the reporting persons as described herein.
(2)	Calculated based on 18,989,280 shares of Hansen common stock outstanding as of April 18, 2016, as provided by Hansen.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Pineco Acquisition Corp. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 411307101	Page 4 of 14

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) is being filed by Auris Surgical Robotics, Inc., a Delaware corporation (“Auris”), and Pineco Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Auris (“Acquisition Sub”), and relates to an Agreement and Plan of Merger, dated as of April 19, 2016 (the “Merger Agreement”), among Auris, Acquisition Sub and Hansen Medical, Inc., a Delaware corporation (“Hansen”), pursuant to which, and subject to the conditions set forth therein, Acquisition Sub will merge with and into Hansen and Hansen will become a wholly-owned subsidiary of Auris (the “Merger”) at the effective time of the Merger. Upon the consummation of the Merger, each share of Hansen common stock (other than shares owned by Auris or Hansen or any wholly-owned subsidiary of Auris or Hansen, or by any stockholder of Hansen who is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive $4.00 in cash, without interest.

The class of equity securities to which this Schedule 13D relates is common stock, $0.0001 par value per share, of Hansen. The principal executive offices of Hansen are located at 800 East Middlefield Road, Mountain View, California 94043.

ITEM 2. IDENTITY AND BACKGROUND

(a) The names of the persons filing this statement are Auris Surgical Robotics, Inc., a Delaware corporation, and Pineco Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Auris. The primary business of Auris is to develop robotics technology for medical applications. Acquisition Sub was formed for purposes of facilitating the Merger.

(b) The business address of each of Auris and Acquisition Sub is 125 Shoreway Road, Suite D, San Carlos, California 94070.

(c) Set forth in Schedule I-A to this Schedule 13D are the name and present principal occupation or employment of each of Auris’s executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted. Set forth in Schedule I-B to this Schedule 13D are the name and present principal occupation or employment of each of Acquisition Sub’s executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d) During the past five years, neither Auris nor Acquisition Sub, nor to the knowledge of Auris or Acquisition Sub any person named in Schedule I-A or Schedule I-B to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither Auris nor Acquisition Sub, nor to the knowledge of Auris or Acquisition Sub any person named in Schedule I-A or Schedule I-B to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(f) All of the directors and executive officers of Auris named in Schedule I-A to this Schedule 13D and all of the directors and executive officers of Acquisition Sub named in Schedule I-B to this Schedule 13D are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

In order to induce Auris to enter into the Merger Agreement and to facilitate the consummation of the Merger, certain stockholders of Hansen (including all directors and executive officers of Hansen) have entered into the Voting Agreements in favor of Auris, Acquisition Sub and Hansen as described in Item 4 and Item 5 of this Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

(a)-(b) The Merger Agreement provides for the acquisition by Auris of all of the outstanding common stock of Hansen through a merger of Acquisition Sub with and into Hansen, as a result of which Hansen will become a wholly-owned subsidiary of Auris. The obligations of Auris and Hansen to complete the Merger are subject to a number of conditions set forth in the Merger Agreement.

CUSIP No. 411307101	Page 5 of 14

In order to induce Auris to enter into the Merger Agreement, certain stockholders of Hansen (including all directors and executive officers of Hansen) collectively beneficially owning 12,416,253 outstanding shares of Hansen common stock have entered into voting agreements in favor of Auris, Acquisition Sub and Hansen (the “Voting Agreements”), pursuant to which they have agreed, in their respective capacities as stockholders of Hansen only, to vote all of the shares of Hansen common stock beneficially owned by them (other than any options, warrants or restricted stock units held by them), as well as any additional shares of Hansen common stock which they may acquire (pursuant to Hansen stock options or otherwise), in favor of the adoption of the Merger Agreement, against any alternative acquisition proposal, and against any reorganization, recapitalization, dissolution, liquidation or winding-up of Hansen or any other extraordinary transaction involving Hansen other than the Merger. Pursuant to the Voting Agreements, each of the Hansen stockholders party thereto have also executed a proxy with respect to all of the shares of Hansen common stock beneficially owned by them, as well as any additional shares of Hansen common stock which they may acquire, appointing certain officers of Auris as their attorneys and proxies in connection with the Merger.

The following stockholders of Hansen have entered into the Voting Agreements: Oracle Partners, LP; Oracle Ten Fund Master, LP; Oracle Institutional Partners, LP; The Feinberg Family Foundation; Oracle Investment Management, Inc. Employees’ Retirement Plan; Larry N. Feinberg; Feinberg Family Trust; Jack W. Schuler Living Trust; Renate Schuler; Schuler Family Foundation; Tino Hans Schuler Trust; Tanya Eve Schuler Trust; Therese Heidi Schuler Trust; Westwood SPV LLC; Marjorie Bowen; Robert Cathcart; Michael Eagle; Kevin Hykes; Christopher Lowe; Stephen Newman; William Rohn; Brian Sheahan; Cary Vance; and Nadim Yared.

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Voting Agreements is qualified in its entirety by reference to the full texts of the Merger Agreement and the form of Voting Agreement, copies of which are incorporated by reference in this Schedule 13D — see Exhibits 2.1 and 2.2.

(c) Not applicable.

(d) If the Merger is consummated, Hansen will become a wholly-owned subsidiary of Auris, and Auris will subsequently determine the size and membership of the board of directors of Hansen and the officers of Hansen.

(e) The Merger Agreement prohibits Hansen from issuing equity securities or otherwise changing its capitalization, except under limited circumstances set forth therein. Upon consummation of the Merger, the number of outstanding shares of Hansen common stock will be adjusted as contemplated by the Merger Agreement. The Merger Agreement further prohibits Hansen from declaring, setting aside, making or paying any dividend or other distribution in respect of any shares of capital stock, or repurchasing, redeeming or otherwise reacquiring any shares of capital stock or other securities of Hansen. Upon consummation of the Merger, Hansen will become a wholly-owned subsidiary of Auris, and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act.

(f) Upon consummation of the Merger, Hansen will become a wholly-owned subsidiary of Auris.

(g) The Merger Agreement contains provisions that limit the ability of Hansen to engage in a transaction that would entail a change of control of Hansen during the pendency of the Merger Agreement. Upon the consummation of the Merger, Hansen’s certificate of incorporation and bylaws will be amended as contemplated by the Merger Agreement.

(h) Upon consummation of the Merger, Hansen common stock will cease to be quoted on any quotation system or exchange.

(i) Upon consummation of the Merger, Hansen common stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act.

CUSIP No. 411307101	Page 6 of 14

(j) Other than as described above, Auris currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D (although Auris reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) As described in Item 4(a)-(b) of this Schedule 13D, as a result of the Voting Agreements, Auris and Acquisition Sub have the shared power to dispose of, and to vote with respect to certain matters relating to the Acquisition as set forth in the Voting Agreements, 12,416,253 shares of Hansen common stock, representing approximately 65.4% of the outstanding common stock of Hansen as of April 18, 2016 (the “Subject Shares”). The foregoing does not include shares of Hansen common stock which may be acquired upon the exercise of options and warrants or settlement of restricted stock units, as applicable, held by the persons who have entered into the Voting Agreements.

The description contained in this Item 5 of the transactions contemplated by the Voting Agreements is qualified in its entirety by reference to the full text of the form of Voting Agreement, a copy of which is incorporated by reference in this Schedule 13D as Exhibit 2.2.

Schedule II to this Schedule 13D sets forth, to the best of Auris’s and Acquisition Sub’s knowledge, the following information for those persons with whom Auris and Acquisition Sub share the power to vote or to direct the vote or to dispose or to direct the disposition of the Subject Shares: (i) if such person is a natural person, the name, address, principal occupation and employer, and citizenship of such person; and (ii) if such person is a corporation, general partnership, limited partnership, syndicate or other group of persons, the name, state or other place of organization, principal business and address of such person.

Except as set forth in this Schedule 13D, no shares of Hansen common stock are beneficially owned by Auris or Acquisition Sub or, to the knowledge of Auris and Acquisition Sub, any person listed on Schedule I-A or Schedule I-B to this Schedule 13D.

During the past five years, to the knowledge of Auris and Acquisition Sub, no person listed on Schedule II to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, to the knowledge of Auris and Acquisition Sub, no person listed on Schedule II to this Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(c) Neither Auris nor Acquisition Sub, nor to the knowledge of Auris and Acquisition Sub any person named in Schedule I-A or Schedule I-B to this Schedule 13D, has effected any transaction in Hansen common stock during the past 60 days, except as disclosed herein.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 above, neither Auris nor Acquisition Sub is a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Hansen, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 411307101	Page 7 of 14

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of April 19, 2016, among Auris Surgical Robotics, Inc., Pineco Acquisition Corp. and Hansen Medical, Inc. (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by Hansen Medical, Inc. on April 20, 2016).

2.2	Form of Voting Agreement (incorporated by reference to Exhibit 4.1 of the Form 8-K filed by Hansen Medical, Inc. on April 20, 2016).

CUSIP No. 411307101	Page 8 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 29, 2016

AURIS SURGICAL ROBOTICS, INC.

/s/ David M. Styka
David M. Styka, Chief Financial Officer

CUSIP No. 411307101	Page 9 of 14

JOINT FILING STATEMENT

Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached statement on Schedule 13D is filed on our behalf.

Date: April 29, 2016

PINECO ACQUISITION CORP.

/s/ David M. Styka
David M. Styka, President

SCHEDULE I-A

EXECUTIVE OFFICERS AND DIRECTORS OF AURIS

Name and Title	Employer	Business Address
Dr. Frederic H. Moll Chief Executive Officer and Chairman of the Board of Directors	Auris Surgical Robotics, Inc.	125 Shoreway Road, Suite D, San Carlos, California 94070

Ajay Royan Director	Mithril Capital Management	c/o Auris Surgical Robotics, Inc., 125 Shoreway Road, Suite D, San Carlos, California 94070

Peter Hébert Director	Lux Capital	c/o Auris Surgical Robotics, Inc., 125 Shoreway Road, Suite D, San Carlos, California 94070

Dr. Bijan Salehizadeh Director	NaviMed Capital	c/o Auris Surgical Robotics, Inc., 125 Shoreway Road, Suite D, San Carlos, California 94070

David M. Styka Chief Financial Officer	Auris Surgical Robotics, Inc.	125 Shoreway Road, Suite D, San Carlos, California 94070

Lilip Lau Vice President, Instrument R&D	Auris Surgical Robotics, Inc.	125 Shoreway Road, Suite D, San Carlos, California 94070

Eric A. Davidson Vice President, Clinical Development & Marketing	Auris Surgical Robotics, Inc.	125 Shoreway Road, Suite D, San Carlos, California 94070

David S. Mintz Vice President, Research & Development	Auris Surgical Robotics, Inc.	125 Shoreway Road, Suite D, San Carlos, California 94070

David M. Schummers Vice President of Marketing	Auris Surgical Robotics, Inc.	125 Shoreway Road, Suite D, San Carlos, California 94070

Daniel W. Bradford Vice President, Operations	Auris Surgical Robotics, Inc.	125 Shoreway Road, Suite D, San Carlos, California 94070

Matthew Chen Corporate IP Counsel	Auris Surgical Robotics, Inc.	125 Shoreway Road, Suite D, San Carlos, California 94070

Joshua DeFonzo Vice President, Platform & Data Marketing	Auris Surgical Robotics, Inc.	125 Shoreway Road, Suite D, San Carlos, California 94070

Richard Leparmentier Vice President of Engineering	Auris Surgical Robotics, Inc.	125 Shoreway Road, Suite D, San Carlos, California 94070

SCHEDULE I-B

EXECUTIVE OFFICERS AND DIRECTORS OF ACQUISITION SUB

Name and Title	Employer	Business Address
David M. Styka Director, President, Secretary and Treasurer	Auris Surgical Robotics, Inc.	125 Shoreway Road, Suite D, San Carlos, California 94070

SCHEDULE II

PERSONS WITH WHOM AURIS AND ACQUISITION SUB

SHARE VOTING AND DISPOSITIVE POWER

Name and Title	Employer	Business Address	Citizenship / State of Organization
Oracle Partners, LP	N/A	c/o Oracle Investment Management, Inc. 200 Greenwich Avenue Greenwich, CT 06830	Delaware

Oracle Ten Fund Master, LP	N/A	c/o Oracle Investment Management, Inc. 200 Greenwich Avenue Greenwich, CT 06830	Delaware

Oracle Institutional Partners, LP	N/A	c/o Oracle Investment Management, Inc. 200 Greenwich Avenue Greenwich, CT 06830	Delaware

The Feinberg Family Foundation	N/A	c/o Oracle Investment Management, Inc. 200 Greenwich Avenue Greenwich, CT 06830	Connecticut

Oracle Investment Management, Inc. Employees’ Retirement Plan	N/A	c/o Oracle Investment Management, Inc. 200 Greenwich Avenue Greenwich, CT 06830	Delaware

Larry N. Feinberg	N/A	c/o Oracle Investment Management, Inc. 200 Greenwich Avenue Greenwich, CT 06830	American

Feinberg Family Trust	N/A	c/o Oracle Investment Management, Inc. 200 Greenwich Avenue Greenwich, CT 06830	Connecticut

Jack W. Schuler Living Trust	N/A	c/o Crabtree Partners LLC 100 N Field Drive STE 360 Lake Forest, Illinois 60045	Illinois

Renate Schuler	N/A	c/o Crabtree Partners LLC 100 N Field Drive STE 360 Lake Forest, Illinois 60045	German

Schuler Family Foundation	N/A	c/o Crabtree Partners LLC 100 N Field Drive STE 360 Lake Forest, Illinois 60045	Illinois

Tino Hans Schuler Trust	N/A	c/o Crabtree Partners LLC 100 N Field Drive STE 360 Lake Forest, Illinois 60045	Illinois

Tanya Eve Schuler Trust	N/A	c/o Crabtree Partners LLC 100 N Field Drive STE 360 Lake Forest, Illinois 60045	Illinois

Therese Heidi Schuler Trust	N/A	c/o Crabtree Partners LLC 100 N Field Drive STE 360 Lake Forest, Illinois 60045	Illinois

Westwood SPV LLC	N/A	1700 Madison Road, Suite 200 Cincinnati, OH 45206	Delaware

Marjorie Bowen	Director of Hansen Medical, Inc.	c/o Hansen Medical, Inc., 800 East Middlefield Road, Mountain View, California 94043	United States

Robert Cathcart	Senior Vice President of Global Sales of Hansen Medical, Inc.	c/o Hansen Medical, Inc., 800 East Middlefield Road, Mountain View, California 94043	United States

Michael Eagle	Director of Hansen Medical, Inc.	c/o Hansen Medical, Inc., 800 East Middlefield Road, Mountain View, California 94043	United States

Kevin Hykes	Director of Hansen Medical, Inc.	c/o Hansen Medical, Inc., 800 East Middlefield Road, Mountain View, California 94043	United States

Christopher Lowe	Interim Chief Financial Officer and Director of Hansen Medical, Inc.	c/o Hansen Medical, Inc., 800 East Middlefield Road, Mountain View, California 94043	United States

Stephen Newman	Director of Hansen Medical, Inc.	c/o Hansen Medical, Inc., 800 East Middlefield Road, Mountain View, California 94043	United States

William Rohn	Director of Hansen Medical, Inc.	c/o Hansen Medical, Inc., 800 East Middlefield Road, Mountain View, California 94043	United States

Brian Sheahan	Vice President of Clinical, Regulatory and Quality Affairs of Hansen Medical, Inc.	c/o Hansen Medical, Inc., 800 East Middlefield Road, Mountain View, California 94043	United States

Cary Vance	President and Chief Executive Officer and Director of Hansen Medical, Inc.	c/o Hansen Medical, Inc., 800 East Middlefield Road, Mountain View, California 94043	United States

Nadim Yared	Director of Hansen Medical, Inc.	c/o Hansen Medical, Inc., 800 East Middlefield Road, Mountain View, California 94043	United States

EXHIBITS

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of April 19, 2016, among Auris Surgical Robotics, Inc., Pineco Acquisition Corp. and Hansen Medical, Inc. (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by Hansen Medical, Inc. on April 20, 2016).

2.2	Form of Voting Agreement (incorporated by reference to Exhibit 4.1 of the Form 8-K filed by Hansen Medical, Inc. on April 20, 2016).